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KT Corporation Index March 31, 2026 and 2025, and December 31, 2025 Page(s) Report on Review of Condensed Separate Interim Financial Statements... 1 – 2 Condensed Separate Interim Financial Statements Condensed Separate Interim Statements of Financial Position………………………. 3 – 4 Condensed Separate Interim Statements of Profit or Loss……………………………. 5 Condensed Separate Interim Statements of Comprehensive Income ………………. 6 Condensed Separate Interim Statements of Changes in Equity ……………………… 7 Condensed Separate Interim Statements of Cash Flows………………………………. 8 Notes to the Condensed Separate Interim Financial Statements ……………………. 9 – 56

Report on Review of Condensed Separate Interim Financial Statements (English Translation of a Report Originally Issued in Korean) To the Shareholders and Board of Directors of KT Corporation Reviewed Financial Statements We have reviewed the accompanying condensed separate interim financial statements of KT Corporation (the “Company”). These condensed separate interim financial statements consist of the separate interim statement of financial position of the Company as at March 31, 2026, and the related separate interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2026, and material accounting policy information and other selected explanatory notes, expressed in Korean won. Management's Responsibility for the Financial Statements Management is responsible for the preparation and presentation of these condensed separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error. Auditor's Responsibility Our responsibility is to express a conclusion on these condensed separate interim financial statements based on our review. We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters The separate interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2025, presented herein for comparative purposes, were reviewed by Deloitte Anjin LLC whose report dated May 15, 2025. Based on their review, nothing has come to their attention that causes them to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS No.1034 Interim Financial Reporting. The separate statement of financial position as at December 31, 2025, and the separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by Deloitte Anjin LLC who expressed an unqualified opinion on those statements on March 13, 2026. The separate statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited separate statement of financial position as at December 31, 2025. Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. May 15, 2026 Seoul, Korea This report is effective as of May 15, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any. 2

KT Corporation Condensed Separate Interim Statements of Financial Position as at March 31, 2026 and December 31, 2025 (in millions of Korean won) Notes Assets Current assets Cash and cash equivalents 4,28 ₩ 1,268,879 ₩ 1,585,921 Trade and other receivables, net 4,5,28 3,220,858 2,915,727 Other financial assets 4,6,28 404,995 223,007 Inventories, net 7 173,434 94,282 Other current assets 8 2,453,248 2,393,578 Total current assets 7,521,414 7,212,515 Non-current assets Trade and other receivables, net 4,5,28 352,788 362,919 Other financial assets 4,6,28 3,140,418 2,684,482 Property and equipment, net 9 10,563,924 10,932,344 Right-of-use assets 16 810,120 812,243 Investment properties, net 9 1,183,616 1,123,857 Intangible assets, net 9 738,239 843,157 10 4,826,388 4,821,010 Other non-current assets 8 979,400 885,060 Total non-current assets 22,594,893 22,465,072 Total assets ₩ 30,116,307 ₩ 29,677,587 Investments in subsidiaries, associates and joint ventures March 31, 2026 December 31, 2025 3

KT Corporation Condensed Separate Interim Statements of Financial Position as at March 31, 2026 and December 31, 2025 (in millions of Korean won) Liabilities Current liabilities Trade and other payables 4,11,28 ₩ 4,234,222 ₩ 4,321,805 Borrowings 4,12,28 2,018,091 1,323,792 Other financial liabilities 4,6,28 13,409 10,359 Current tax liabilities 127,120 152,599 Provisions 13 277,779 295,369 Deferred income 19 50,962 51,027 Other current liabilities 4,8,16 756,855 707,342 Total current liabilities 7,478,438 6,862,293 Non-current liabilities Trade and other payables 4,11,28 134,318 207,070 Borrowings 4,12,28 5,006,607 5,744,913 Other financial liabilities 4,6,28 596 13,862 Net defined benefit liabilities 14 55,613 27,160 Provisions 13 88,655 90,210 Deferred income 19 123,772 128,241 Deferred tax liabilities 1,024,149 925,355 Other non-current liabilities 4,8,16 449,289 451,923 Total non-current liabilities 6,882,999 7,588,734 Total liabilities 14,361,437 14,451,027 Equity Share capital 1,564,499 1,564,499 Share premium 1,440,258 1,440,258 Retained earnings 17 12,417,450 12,219,860 Accumulated other comprehensive income 964,750 636,965 Other components of equity 18 (632,087) (635,022) Total equity 15,754,870 15,226,560 Total liabilities and equity ₩ 30,116,307 ₩ 29,677,587 - - March 31, 2026 December 31, 2025 The above separate interim statements of financial position should be read in conjunction with the accompanying notes. 4

KT Corporation Condensed Separate Interim Statements of Profit or Loss For the three-month periods ended March 31, 2026 and 2025 (in millions of Korean won, except per share amounts) Notes Operating revenue 19 ₩ 4,834,631 ₩ 4,682,007 Operating expenses 20 4,520,703 4,281,893 Operating profit 313,928 400,114 Other income 21 136,647 64,594 Other expenses 21 48,243 27,589 Finance income 22 238,042 87,893 Finance costs 22 225,104 76,691 Profit before income tax 415,270 448,321 Income tax expense 23 75,249 82,944 Profit for the period ₩ 340,021 ₩ 365,377 Earnings per share Basic earnings per share 24 ₩ 1,410 ₩ 1,487 Diluted earnings per share 24 1,410 1,486 2026 2025 The above separate Interim statements of profit or loss should be read in conjunction with the accompanying notes. 5

KT Corporation Condensed Separate Interim Statements of Comprehensive Income For the three-month periods ended March 31, 2026 and 2025 (in millions of Korean won) Notes Profit for the period ₩ 340,021 ₩ 365,377 Other comprehensive income (loss) Items that will not be reclassified to profit or loss: 14 (1,877) 4,610 323,567 (5,432) Items that may be subsequently reclassified to profit or loss: 6 124,962 13,881 (116,549) 1,330 Other comprehensive income fore the preiod, net of tax ₩ 330,103 ₩ 14,389 Total comprehensive income for the period ₩ 670,124 ₩ 379,766 The above separate Interim statements of comprehensive income should be read in conjunction with the accompanying notes. at fair value through other comprehensive income Valuation gain on cash flow hedges Other comprehensive income (loss) from cash flow hedges reclassified to profit or loss Valuation gain (losses) on equity instruments 2026 2025 Remeasurements of net defined benefit liabilities 6

KT Corporation
Condensed Separate Interim Statements of Changes in Equity
For the three-month periods ended March 31, 2026 and 2025

(in millions of Korean won)

	Notes	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income	Other components of equity	Total
Balance as at January 1, 2025		₩ 1,564,499	₩ 1,440,258	₩ 11,717,929	₩ 86,478	₩ (389,024)	₩ 14,420,140
Comprehensive income							
Profit for the year		-	-	365,377	-	-	365,377
Valuation gains(losses) on financial assets at fair value through other comprehensive income	6	-	-	(2)	(5,430)	-	(5,432)
Remeasurements of net defined benefit liabilities	14	-	-	4,610	-	-	4,610
Valuation gain on cash flow hedge	6	-	-	-	15,211	-	15,211
Total comprehensive income for the year		-	-	369,985	9,781	-	379,766
Transactions with equity holders							-
Dividends paid		-	-	(122,836)	-	-	(122,836)
Appropriation of retained earnings related to loss on disposal of treasury stock	18	-	-	(57)	-	57	-
Acquisition of treasury stock		-	-	-	-	(47,197)	(47,197)
Others		-	-	-	-	1,764	1,764
Balance as at March 31, 2025		₩ 1,564,499	₩ 1,440,258	₩ 11,965,021	₩ 96,259	₩ (434,400)	₩ 14,631,637
Balance as at January 1, 2026		₩ 1,564,499	₩ 1,440,258	₩ 12,219,860	₩ 636,965	₩ (635,022)	15,226,560
Comprehensive income							
Profit for the year		-	-	340,021	-	-	340,021
Valuation gains(losses) on financial assets at fair value through other comprehensive income	6	-	-	4,195	319,372	-	323,567
Remeasurements of net defined benefit liabilities	14	-	-	(1,877)	-	-	(1,877)
Valuation gain on cash flow hedge	6	-	-	-	8,413	-	8,413
Total comprehensive income for the year		-	-	342,339	327,785	-	670,124
Transactions with equity holders							
Dividends paid		-	-	(144,658)	-		(144,658)
disposal of treasury stock	18	-	-	(91)	-	91	-
Disposal of treasury stock		-	-	-	-	58	58
Others		-	-	-	-	2,786	2,786
Balance as at March 31, 2026		₩ 1,564,499	₩ 1,440,258	₩ 12,417,450	₩ 964,750	₩ (632,087)	₩ 15,754,870

The above separate Interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation Condensed Separate Interim Statements of Cash Flows For the three-month periods ended March 31, 2026 and 2025 (in millions of Korean won) Notes Cash flows from operating activities Cash generated from operations 25 ₩ 837,939 ₩ 899,443 Interest paid (77,417) (85,666) Interest received 41,652 41,808 Dividends received 3,720 - Income tax paid (61,857) (7,091) Cash flows from operating activities 744,037 848,494 Cash flows used in investing activities Collection of loans 7,393 9,563 Disposal of financial assets at fair value through profit or loss 1,830 3,009 Disposal of financial assets at fair value through other comprehensive income Disposal of investments in subsidiaries, associates and joint ventures 4,422 7,096 Disposal of property and equipment 17,731 28,499 Disposal of intangible assets - 2,302 Disposal of right-of-use assets 20 20 Loans granted (2,336) (5,005) Acquisition of financial instruments at amortized cost (45,043) (52,803) Acquisition of financial assets at fair value through profit or loss (2,315) (291) Acquisition of investments in subsidiaries, associates and joint ventures (9,800) (5,800) Acquisition of property and equipment (478,749) (627,945) Acquisition of right-of-use assets - (38) Cash flows used in investing activities (495,162) (641,251) Cash flows used in financing activities Proceeds from borrowings 298,951 1,090,657 Repayments of borrowings (510,247) (1,280,247) Cash outflow under derivatives contracts - (3,724) Acquisition of treasury stock - (47,197) Decrease in lease liabilities (78,998) (79,032) Cash flows used in financing activities 26 (290,294) (319,543) Effect of exchange rate change on cash and cash equivalents 312 (250) Net increase in cash and cash equivalents (41,107) (112,550) Cash and cash equivalents Beginning of the period 1,585,921 1,540,570 End of the period ₩ 1,544,814 ₩ 1,428,020 The above Interim separate statements of cash flows should be read in conjunction with the accompanying notes. 2026 2025 11,685 142 8

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 9 1. General Information KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea. On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea. On December 23, 1998, the Company’s shares were listed on the Korea Exchange. On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-owned shares, were issued on the New York Stock Exchange. In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at March 31,2026, the Korean government does not own any shares in the Company.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 10 2. Material Accounting Policies 2.1 Basis of Preparation The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, reformatted, and translated into English from the original Korean language financial statements. The separate interim financial statements of the Company for the three-month period ended March 31, 2026, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and are separate financial statements in accordance with K-IFRS 1027. In order to understand the interim financial statements, the annual financial statements as at December 31, 2025 prepared in accordance with K-IFRS should be used together. 2.2 Changes in Accounting Policies and Disclosures (1) New and amended standards and interpretations adopted by the Company The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2026. - Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements.  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;  add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and  update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 11 - Annual Improvements to Korean IFRS -Volume 11 Annual Improvements to Korean IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026.  Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter  Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance  Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price  Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’  Korean IFRS 1007 Statement of Cash Flows: Cost method - Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. (2) New and amended standards not yet adopted by the Company The following new and amended accounting standards and interpretations have been issued but are not mandatory for the annual reporting period ending on December 31, 2026.: - Korean IFRS 1118 Presentation and Disclosure in Financial Statements Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements. Korean IFRS 1118 is expected to increase comparability of the financial performance of similar entities by providing users with more useful information for analyzing and comparing the entity’s performance based on the income statement. Korean IFRS 1118 should be first applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, the comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118 as the Company is required to apply the standard retrospectively. When the Company prepares its financial statements by applying Korean IFRS 1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all differences that may arise in the future and may be subject to change based on the results of additional analysis.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 12  Changes in presentation of income statement  Introduction of disclosure of management-defined performance measures  Changes in classification of cash flows The Company is reviewing the impact of the above-listed amendments on the financial statements. 2.3 Accounting Policies The material accounting policies and methods of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2025, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below. 2.3.1 Income Tax Expense Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period. The Company is subject to Pillar Two income taxes and has reviewed the impact on the financial statements. As a result of this assessment, The Company recognized an additional income tax expenses in relation to the rules and applied the exception to recognizing and disclosing information about deferred tax and assets and liabilities related to Pillar Two income Taxes. 3. Critical Accounting Estimates and Assumptions The preparation of financial statements requires the Company to make estimates and assumptions about the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 13 4. Financial Instruments by Category Financial instruments by category as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 Financial assets Financial assets at amortized cost Financial assets at FVTPL Financial assets at FVOCI Derivatives used for hedging Total Cash and cash equivalents ₩ 1,268,879 - - - 1,268,879 Trade and other receivables 3,331,694 - 241,952 - 3,573,646 Other financial assets 155,507 346,462 2,570,066 473,378 3,545,413 (in millions of Korean won) March 31, 2026 Financial liabilities Financial liabilities at amortized cost Financial liabilities at FVTPL Derivatives used for hedging Others Total Trade and other payables1 ₩ 4,156,009 - - - 4,156,009 Borrowings 7,024,698 - - - 7,024,698 Other financial liabilities - 10,359 3,646 - 14,005 Lease liabilities - - - 691,529 691,529 1 Amounts related to employee benefit plans are excluded in Trade and other payables. (in millions of Korean won) December 31, 2025 Financial assets Financial assets at amortized cost Financial assets at FVTPL Financial assets at FVOCI Derivatives used for hedging Total Cash and cash equivalents ₩ 1,585,921 - - - 1,585,921 Trade and other receivables 3,171,002 - 107,644 - 3,278,646 Other financial assets 110,465 344,938 2,139,753 312,333 2,907,489 (in millions of Korean won) December 31, 2025 Financial liabilities Financial liabilities at amortized cost Financial liabilities at FVTPL Derivatives used for hedging Others Total Trade and other payables1 ₩ 4,328,561 - - - 4,328,561 Borrowings 7,068,705 - - - 7,068,705 Other financial liabilities - 10,359 13,862 - 24,221 Lease liabilities - - - 685,732 685,732 1 Amounts related to employee benefit plans are excluded in Trade and other payables.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 14 5. Trade and Other Receivables (1) Trade and other receivables as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 Total amounts Provision for impairment Present value discount Carrying amount Current assets Trade receivables ₩ 3,107,388 (299,072) (7,065) 2,801,251 Other receivables 457,007 (36,170) (1,230) 419,607 Total ₩ 3,564,395 (335,242) (8,295) 3,220,858 Non-current assets Trade receivables ₩ 225,020 (927) (11,777) 212,316 Other receivables 149,059 (245) (8,342) 140,472 Total ₩ 374,079 (1,172) (20,119) 352,788 (in millions of Korean won) December 31, 2025 Total amounts Provision for impairment Present value discount Carrying amount Current assets Trade receivables ₩ 2,846,416 (297,704) (7,772) 2,540,940 Other receivables 413,486 (36,143) (2,556) 374,787 Total ₩ 3,259,902 (333,847) (10,328) 2,915,727 Non-current assets Trade receivables ₩ 276,633 (928) (14,078) 261,627 Other receivables 107,804 (309) (6,203) 101,292 Total ₩ 384,437 (1,237) (20,281) 362,919

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 15 (2) Details of other receivables as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Loans ₩ 27,656 32,721 Receivables 283,251 278,288 Accrued income 89,646 1,234 Refundable deposits 195,941 200,288 Less: Provision for impairment (36,415) (36,452) Total ₩ 560,079 476,079 (3) The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at March 31, 2026. (4) The Company classifies a certain portion of the trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 16 6. Other Financial Assets and Liabilities (1) Details of other financial assets and liabilities as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Other financial assets Financial assets at amortized cost 1 ₩ 155,507 110,465 Financial assets at fair value through profit or loss 2 346,462 344,938 Financial assets at fair value through other comprehensive income 2,570,066 2,139,753 Derivatives used for hedging 473,378 312,333 Less: Non-current (3,140,418) (2,684,482) Current ₩ 404,995 223,007 Other financial liabilities Financial liabilities at fair value through profit or loss ₩ 10,359 10,359 Derivatives used for hedging 3,646 13,862 Less: Non-current (596) (13,862) Current ₩ 13,409 10,359 1 As at March 31, 2026, the Company’s financial instruments amount to ₩ 30,464 million (December 31, 2025: ₩ 30,464 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions. 2 As at March 31, 2026, the Company provided investment in Korea Software Financial Cooperative and others amounting to ₩ 1,136 million (December 31, 2025: ₩ 1,136 million) as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others. (2) Financial Assets at fair value through profit or loss 1) Details of financial assets at fair value through profit or loss as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Debt instruments ₩ 346,462 344,938 Less: Non-current (346,462) (344,938) Current ₩ - - 2) The maximum exposure to credit risks of debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as at March 31, 2026.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 17 (4) Financial Assets at fair value through other comprehensive income 1) Details of financial assets at fair value through other comprehensive income as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Equity instruments (Listed) ₩ 2,473,826 2,043,513 Equity instruments (Unlisted) 96,240 96,240 Less: Non-current (2,570,066) (2,139,753) Current ₩ - - 2) Upon disposal of these equity instruments, any balance within the other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(5) Derivatives used for hedging

1) Details of valuation of derivatives used for hedging as at March 31, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)		March 31, 2026		December 31, 2025	
		Assets	Liabilities	Assets	Liabilities
Currency swap [1]	₩	473,378	3,646	312,333	13,862
Less: Non-current		(223,887)	(596)	(199,787)	(13,862)
Current	₩	249,491	3,050	112,546	-

[1] The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

2) Details of valuation gains and losses from derivatives for risk hedging purposes for the three-month periods ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)

		2026			2025		
Type of transaction		Valuation gain	Valuation loss	Other comprehensive Income(loss)[1]	Valuation gain	Valuation loss	Other comprehensive Income(loss)[1]
Currency swap	₩	159,763	-	11,497	5,814	7,183	20,144

[1] The amounts directly reflected in equity are before adjustments of deferred income tax.

3) The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ₩ 170,947 million as other comprehensive income for the three-month period ended March 31, 2026 (three-month period ended March 31, 2025: ₩ 18,706 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ₩ 313 million as current profit or loss for the three-month period ended March 31, 2026 (three-month period ended March 31, 2025: ₩ 242 million). In addition, the valuation loss reclassified from other comprehensive income to profit or loss amounts to ₩ 159,450 million for the three-month period ended March 31, 2026 (three-month period ended March 31, 2025: valuation loss of ₩ 1,438 million).

18

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 19 (6) Financial Liabilities at fair value through profit or loss 1) Details of financial liabilities at fair value through profit or loss as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Derivative liabilities held for trading 1 ₩ 10,359 10,359 1 Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 15). 7. Inventories Inventories as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Acquisition cost Valuation allowance Carrying amount Acquisition cost Valuation allowance Carrying amount Merchandise ₩ 192,096 (18,662) 173,434 120,002 (25,720) 94,282 Cost of inventories recognized as expenses for the three-month period ended March 31, 2026 amounts to ₩ 806,238 million (for the three-month period ended March 31, 2025: ₩ 686,027 million), and reversal valuation loss on inventory amounts to ₩ 7,058 million for the three-month period ended March 31, 2026 (for the three-month period ended March 31, 2025: ₩ 24,837 million).

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 20 8. Other Assets and Liabilities Other assets and liabilities as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Other assets Advance payments ₩ 57,358 36,425 Prepaid expenses 256,465 174,560 Contract costs 2,215,708 2,178,978 Contract assets 903,117 888,675 Less: Non-current (979,400) (885,060) Current ₩ 2,453,248 2,393,578 Other liabilities Advances received 1 ₩ 242,330 240,198 Withholdings 53,263 22,265 Unearned revenue 3,215 555 Lease liabilities 691,529 685,732 Contract liabilities 215,807 210,515 Less: Non-current (449,289) (451,923) Current ₩ 756,855 707,342 1 The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19). 9. Property and Equipment, Investment Properties, and Intangible Assets (1) Changes in property and equipment for the three-month periods ended March 31, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning, net ₩ 10,932,344 11,477,680 Acquisition and capital expenditure 333,089 311,361 Disposal and termination (25,767) (31,987) Depreciation (590,770) (615,062) Transfer to investment properties (71,123) (7,730) Others 1 (13,849) (65,989) Ending, net ₩ 10,563,924 11,068,273 1 Amounts include transfers to intangible assets. (2) Changes in investment properties for the three-month periods ended March 31, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning, net ₩ 1,123,857 1,114,379 Depreciation (11,364) (11,348) Transfer from property and equipment 71,123 7,730 Ending, net ₩ 1,183,616 1,110,761

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 21 (3) As at March 31, 2026, the Company (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ₩ 162,504 million for one year or less, ₩ 292,212 million for more than one year and less than five years, ₩ 545,998 million for over five years, and ₩ 1,000,714 million in total. (4) Changes in intangible assets for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning, net ₩ 843,157 1,104,680 Acquisition and capital expenditure 1 16,828 70,414 Disposal and termination (696) (1,959) Amortization (121,050) (114,926) Ending, net ₩ 738,239 1,058,209 1 Amounts include transfers from property and equipment. (5) The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ₩ 65,057 million (December 31, 2025: ₩ 65,057 million) and ₩ 58,901 million (December 31, 2025: ₩ 56,483 million), respectively as at March 31, 2026.

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

10. Investments in Subsidiaries, Associates and Joint Ventures

(1) Carrying amounts in investments in subsidiaries, associates and joint ventures as at March 31, 2026 and December 31, 2025, is as follows:

(in millions of Korean won)		March 31, 2026	December 31, 2025
Subsidiaries	₩	4,413,412	4,413,412
Associates and joint ventures		412,976	407,598
Total	₩	4,826,388	4,821,010

1) Investments in subsidiaries as at March 31, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)				Carrying amount	
	Location	Percentage of ownership (%)		March 31, 2026	December 31, 2025
KT Estate Inc.	Korea	100.0%	₩	1,084,522	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530	390,530
KTCS Corporation [1]	Korea	8.4%		6,427	6,427
KTIS Corporation [1]	Korea	33.4%		30,633	30,633
KT Skylife Co., Ltd.	Korea	50.5%		311,696	311,696
BC Card Co., Ltd.	Korea	69.5%		633,004	633,004
KT M&S Co., Ltd.	Korea	100.0%		26,914	26,914
KT Alpha Co., Ltd.	Korea	70.5%		130,924	130,924
KT Telecop Co., Ltd.	Korea	92.7%		138,541	138,541
KT Nasmedia Co., Ltd. [1]	Korea	44.7%		23,051	23,051
KTDS Co., Ltd.	Korea	91.6%		19,616	19,616
KTGDH Co., Ltd.	Korea	100.0%		2,745	2,745
KT Sports Co., Ltd.	Korea	52.6%		32,277	32,277
KT M Mobile Co., Ltd.	Korea	100.0%		102,237	102,237
KT Service Bukbu Co., Ltd.	Korea	78.9%		8,873	8,873
KT Service Nambu Co., Ltd.	Korea	84.0%		24,321	24,321
KT Strategic Investment Fund No.3	Korea	86.7%		-	-
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334	6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267	4,267
Next Connect PFV	Korea	100.0%		24,250	24,250
KT Strategic Investment Fund No.5	Korea	95.0%		17,575	17,575
KT Engineering Co., Ltd.	Korea	59.8%		28,000	28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620	283,620
KT ES Pte. Ltd.	Singapore	68.8%		16,003	16,003
kt Altimedia Corporation	Korea	100.0%		22,000	22,000
kt Cloud Co., Ltd.	Korea	92.6%		901,504	901,504
kt netcore Co. Ltd	Korea	100.0%		61,000	61,000
kt p&m Co. Ltd	Korea	100.0%		10,000	10,000
Others				72,548	72,548
Total			₩	4,413,412	4,413,412

22

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

[1] As at March 31, 2026, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders' meetings.

2) Investments in associates and joint ventures as at March 31, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)

				Carrying amount	
	Location	**Percentage of ownership (%)**		**March 31, 2026**	**December 31, 2025**
KIF Investment Fund	Korea	33.3%	₩	115,636	115,636
HD Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000	50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001	130,001
KT-DSC Creative Economy YouthStart-up Investment Fund [1]	Korea	17.1%		1,665	1,665
Others				115,674	110,296
Total			₩	412,976	407,598

[1] The Company holds less than 20% interest in the investees as at March 31, 2026, but the investments are classified as investments in associates as the Company exerts significant influence over the operational and financial policies.

(2) Changes in investments in subsidiaries, associates and joint ventures for the three-month periods ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)		2026	2025
Beginning	₩	4,821,010	4,831,186
Acquisition		9,800	5,800
Disposal		(4,422)	(4,870)
Ending	₩	4,826,388	4,832,116

23

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 24 11. Trade and Other Payables (1) Details of trade and other payables as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Current liabilities Trade payables ₩ 955,978 652,458 Other payables 3,278,244 3,669,347 Total ₩ 4,234,222 4,321,805 Non-current liabilities Other payables ₩ 134,318 207,070 (2) Details of other payables as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Non-trade payable ₩ 1,905,691 2,511,680 Accrued expenses 1,053,384 919,711 Operating deposits 352,219 343,483 Others 101,268 101,543 Less: Non-current (134,318) (207,070) Current ₩ 3,278,244 3,669,347

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

12. Borrowings

(1) Details of borrowings as at March 31, 2026 and December 31, 2025, are as follows:

1) Debentures

(in millions of Korean won and foreign currencies in thousands)			March 31, 2026		December 31, 2025	
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	₩ 151,340	USD 100,000	₩ 143,490
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000	605,360	USD 400,000	573,960
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000	454,020	USD 300,000	430,470
MTNP notes	Feb. 2, 2028	4.125%	USD 500,000	756,700	USD 500,000	717,450
MTNP notes	Mar. 5, 2027	1.217%	JPY 23,300,000	220,588	JPY 23,300,000	213,808
MTNP notes	Mar. 7, 2028	1.367%	JPY 6,700,000	63,431	JPY 6,700,000	61,481
MTNP notes	Jan. 3, 2029	4.375%	USD 500,000	756,700	USD 500,000	717,450
MTNP notes [2]	Sep. 29, 2028	Compounded SOFR(3M)+0.66%	USD 200,000	302,680	USD 200,000	286,980
The 183-3rd Public bond	Dec. 22, 2031	4.270%	-	160,000	-	160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	-	100,000	-	100,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	-	100,000	-	100,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	-	100,000	-	100,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	-	50,000	-	50,000
The 189-3rd Public bond	Jan. 28, 2026	-	-	-	-	100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	-	70,000	-	70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	-	170,000	-	170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	-	70,000	-	70,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	-	110,000	-	110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	-	90,000	-	90,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	-	50,000	-	50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	-	110,000	-	110,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	-	20,000	-	20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	-	60,000	-	60,000
The 194-2nd Public bond	Jan. 27, 2026	-	-	-	-	140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	-	50,000	-	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	-	80,000	-	80,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	-	80,000	-	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	-	40,000	-	40,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	-	100,000	-	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	-	30,000	-	30,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	-	120,000	-	120,000
The 198-2nd Public bond	Jan. 12, 2026	-	-	-	-	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	-	80,000	-	80,000

25

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won and foreign currencies in thousands)			March 31, 2026		December 31, 2025	
		Annual interest	Foreign		Foreign	
Type	Maturity	rates	currency	Korean won	currency	Korean won
The 199-2nd Public bond	Jul. 10, 2026	4.146%	-	160,000	-	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	-	155,000	-	155,000
The 200-1st Public bond	Feb. 27, 2026	-	-	-	-	120,000
The 200-2nd Public bond	Feb. 26, 2027	3.608%	-	200,000	-	200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	-	80,000	-	80,000
The 201-1st Public bond	Dec. 2, 2027	2.899%	-	130,000	-	130,000
The 201-2nd Public bond	Dec. 2, 2029	2.918%	-	70,000	-	70,000
The 201-3rd Public bond	Dec. 2, 2034	3.057%	-	100,000	-	100,000
The 202-1st Public bond	Nov. 27, 2028	3.052%	-	80,000	-	80,000
The 202-2nd Public bond	Nov. 27, 2030	3.221%	-	40,000	-	40,000
The 202-3rd Public bond	Nov. 27, 2035	3.460%	-	40,000	-	40,000
The 202-4th Public bond	Nov. 27, 2045	3.682%	-	40,000	-	40,000
The 203-1st Public bond	Mar. 04, 2029	3.487%		160,000		-
The 203-2nd Public bond	Mar. 04, 2031	3.619%		50,000		-
The 203-3rd Public bond	Mar. 04, 2036	3.910%		50,000		-
The 203-4th Public bond	Mar. 04, 2046	4.018%		40,000		-
	Subtotal			6,545,819		6,590,089
Less: Current portion				(1,817,844)		(1,323,299)
Discount on bonds				(21,368)		(21,877)
	Total			₩ 4,706,607		5,244,913

[1] As at March 31, 2026, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program ("MTNP") registered on the Singapore Stock Exchange, which allowed the issuance of notes of up to USD 2,000 million. However, the MTN program was terminated in 2007.

[2] The interest rates for Daily SOFR is approximately 3.680% as at March 31, 2026.

26

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

2) Long-Term Borrowings

(in millions of Korean won and foreign currencies in thousands)

Financial institution	Type	Maturity	Annual interest rates		March 31, 2026	December 31, 2025
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	₩	247	493
CA-CIB	Long-term commercial papers	Feb. 26, 2027	3.020%		100,000	100,000
	Long-term commercial papers	May. 28, 2027	3.820%		100,000	100,000
DBS	Long-term commercial papers	Feb. 26, 2027	2.980%		100,000	100,000
	Long-term commercial papers	May. 28, 2027	3.820%		100,000	100,000
Shinhan Bank	Structured loans	Aug. 9, 2027	3.390%		50,000	50,000
	Long-term commercial papers	Aug. 9, 2027	3.390%		50,000	50,000
	Subtotal				500,247	500,493
	Less: Current portion				(200,247)	(493)
	Net			₩	300,000	500,000

[1] The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

(2) Repayment schedule of the Company's debentures and borrowings including the portion of current liabilities as at March 31, 2026, is as follows:

(in millions of Korean won)		Bonds				
		In local currency	In foreign currency	Sub-total	Borrowings	Total
Apr.1, 2026 ~ Mar. 31, 2027	₩	540,000	1,279,968	1,819,968	200,247	2,020,215
Apr.1, 2027 ~ Mar. 31, 2028		500,000	820,131	1,320,131	300,000	1,620,131
Apr.1, 2028 ~ Mar. 31, 2029		585,000	1,059,380	1,644,380	-	1,644,380
Apr.1, 2029 ~ Mar. 31, 2030		120,000	-	120,000	-	120,000
After Apr.1, 2030		1,490,000	151,340	1,641,340	-	1,641,340
Total	₩	3,235,000	3,310,819	6,545,819	500,247	7,046,066

27

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 28 13. Provisions Changes in provisions for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 Litigation Restoration cost Others Total Beginning balance ₩ 21,311 116,559 247,710 385,580 Transfer and reclassification - (1,740) (50) (1,790) Usage - (140) (16,983) (17,123) Reversal - (233) - (233) Ending balance ₩ 21,311 114,446 230,677 366,434 Less: Current (21,311) (26,056) (230,412) (277,779) Non-current - 88,390 265 88,655 (in millions of Korean won) 2025 Litigation Restoration cost Others Total Beginning balance ₩ 21,590 125,150 39,732 186,472 Transfer and reclassification 27 399 7,488 7,914 Usage (28) (233) (5,866) (6,127) Reversal - (127) - (127) Ending balance ₩ 21,589 125,189 41,354 188,132 Less: Current (21,589) (31,231) (39,671) (92,491) Non-current - 93,958 1,683 95,641

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 29 14. Net Defined Benefit Liabilities (1) The amounts recognized in the statements of financial position as at March 31, 2026 and December 31, 2025, are determined as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Present value of defined benefit obligations ₩ 1,398,387 1,380,413 Fair value of plan assets (1,342,774) (1,353,253) Liabilities, net ₩ 55,613 27,160 (2) Changes in the defined benefit obligations for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning ₩ 1,380,413 1,344,701 Current service cost 27,404 25,755 Interest expense 12,952 11,347 Benefits paid (22,382) 1,187 Ending ₩ 1,398,387 1,382,990 (3) Changes in the fair value of plan assets for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning ₩ 1,353,253 1,293,619 Interest income 12,697 11,152 Remeasurements on plan assets (1,932) 444 Benefits paid (21,244) (4,330) Ending ₩ 1,342,774 1,300,885 (4) Amounts recognized in the separate statements of profit or loss for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Current service cost ₩ 27,404 25,755 Net interest expense 255 195 Account transfers (3,136) (3,467) Total expenses ₩ 24,523 22,483

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 30 15. Commitments and Contingencies (1) As at March 31, 2026, major Covenants with local financial institutions are as follows: (in millions of Korean won and foreign currencies in thousands) Financial institution Limit Used amount Bank overdraft Kookmin Bank and others ₩ 360,000 - Working capital loan Korea Development Bank and others 1,080,001 100,000 Inter-Korean Cooperation Fund Export-Import Bank of Korea 37,700 247 Economic Cooperation Business Insurance Export-Import Bank of Korea 3,240 1,732 Collateralized loan on electronic accounts receivable-trade Kookmin Bank and others 487,000 28,792 Plus electronic notes payable Industrial Bank of Korea 50,000 - Derivatives transaction limit Korea Development Bank and others USD 1,920,000 USD 1,920,000 Shinhan Bank and others JPY 30,000,000 JPY 30,000,000 Total KRW 2,017,941 130,771 USD 1,920,000 1,920,000 JPY 30,000,000 30,000,000 (2) As at March 31, 2026, guarantees received from financial institutions are as follows: (in millions of Korean won and foreign currencies in thousands) Warranty details Limit Hana Bank Comprehensive credit line ₩ 2,900 USD 8,700 Shinhan Bank Guarantee for payment in foreign currency and others USD 43,301 Guarantee for payment in korean currency 55,010 Kookmin Bank Guarantee for payment in foreign currency USD 3,186 Woori Bank Guarantee for payment in foreign currency USD 5,000 Korea Software Financial Cooperative Advance payment/other guarantee and others 1,153,794 Information & Communication Financial Cooperative Advance payment/other guarantee and others 700,000 Seoul Guarantee Insurance Company Performance guarantee and others 19,187 Total KRW 1,930,891 USD 60,187

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 31 (3) The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As at March 31, 2026, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ₩ 428 million(as at December 31, 2025: ₩ 428 million). (4) For the three-month period ended March 31, 2026, the Company entered into agreements with Securitization Specialty Companies (2026: First 5G 85th Securitization Specialty Co., Ltd., 2025: First 5G 79th to 84th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company. (5) As at March 31, 2026, the Company is a defendant in 150 lawsuits with a total claimed amount of ₩ 146,230 million (as at December 31, 2025: ₩ 135,528 million). As at March 31, 2026, litigation provisions of ₩ 21,311 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as at March 31, 2026 (Note 13). (6) Under the agreement of bond issuance and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets. (7) As at March 31, 2026, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants. (8) As at March 31, 2026, the agreement amount for the acquisition of property and equipment and intangible assets that are not yet recognized amounts to ₩ 350,544 million (December 31, 2025: ₩ 375,028 million). (9) The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise the Tag-Along Right and Drag-Along Right, for the convertible preferred shares they hold (Note 6). (10) The Company has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As at March 31, 2026, remaining amounts of USD 25,450 thousand and JPY 160,000 thousand will be invested through the Capital Call method in the future. (11) As at March 31, 2026, the Company has an obligation of ₩ 470,160 million (100%) to provide financial support as an operating investor during the operating period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. (12) The Company has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd. and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract, HYUNDAI MOBIS Co., Ltd. and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority. (13) The Company entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Company in the future. In relation to this contract, the Company

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 32 and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6). (14) As at March 31, 2026, the Company has the obligation to pay minimum guarantees forutilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement. (15) As at March 31, 2026, the Company exercised a put option on all of its shares in KT Rwanda Networks Ltd. pursuant to the shareholders’ agreement with the Rwandan government. Following an objection raised by the Rwandan government on the exercise of the put option, an international arbitration proceeding is ongoing at an international arbitration institution located in Mauritius, and the outcome of the arbitration remains uncertain. (16) Details of investment properties provided as collateral as March 31, 2026 and 2025, are as follows: (in millions of Korean won) March 31, 2026 Collateral ₩ Carrying amount Secured amount Related account Related amount Mortgagee Land and buildings 207,228 45,276 Deposit received 38,198 Leaseholders (in millions of Korean won) December 31, 2025 Collateral ₩ Carrying amount Secured amount Related account Related amount Mortgagee Land and buildings 173,280 38,311 Deposit received 30,176 Leaseholders (17) The Company has established supplier finance agreements with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Company from the Company’s external finance provider. The Company pays the finance provider in accordance with the usual payment terms to settle the debt. As at March 31, 2026, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ₩ 5,287 million (December 31, 2025: ₩ 28,500 million). None of this amount has been received by the supplier from the finance provider. There were no significant non- cash changes in the carrying amount of the trade and other payables subject to the Company’s supplier finance agreement. (18) During the prior period, the Company became aware of damages caused by unauthorized small-value payments and security incidents, and is currently under investigation by the Personal Information Protection Commission regarding the timing and circumstances of these incidents. As the investigation is ongoing, the Company cannot reasonably estimate any obligations that may arise in connection with this matter.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 33 16. Leases Information for leases when the Company acts as a lessee is as follows. Information on leases when the Company acts as a lessor is described in Note 9. (1) The separate statements of financial position show the following amounts relating to leases: (in millions of Korean won) March 31, 2026 December 31, 2025 Right-of-use assets Property and buildings ₩ 734,412 735,568 Machinery and communication line facilities 64,877 64,180 Others 10,831 12,495 Total ₩ 810,120 812,243 (in millions of Korean won) March 31, 2026 December 31, 2025 Lease liabilities 1 Current ₩ 281,689 270,725 Non-current 409,840 415,007 Total ₩ 691,529 685,732 1 Included in the line item other current liabilities and non-current liabilities in the separate statements of financial position (Note 8). For the three-month periods ended March 31, 2026 and 2025, right-of-use assets related to leases increased by ₩ 80,921 million and ₩ 83,180 million, respectively. (2) Amounts recognized in the separate statement of profit or loss The separate statement of profit or loss relating to leases for the three-month period March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Depreciation of right-of-use assets Property and buildings ₩ 72,669 73,198 Machinery and communication line facilities 8,287 6,247 Others 2,167 2,529 Total ₩ 83,123 81,974 Interest expense relating to lease liabilities 5,763 6,110 Expense relating to Short-term leases 131 337 Expense relating to leases of low-value assets that are not short-term leases 2,037 1,564 The total cash outflow for leases for the three-month periods ended March 31, 2026 and 2025 is ₩ 86,034 million and ₩ 85,338 million, respectively.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 34 17. Retained Earnings Details of retained earnings as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Legal reserve 1 ₩ 782,249 782,249 Voluntary reserves 2 4,651,362 4,651,362 Unappropriated retained earnings 6,983,839 6,786,249 Total ₩ 12,417,450 12,219,860 1 The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders. 2 The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends. 18. Other Components of Equity (1) The Company’s other components of equity as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Treasury stock ₩ (461,077) (461,135) Gain(Loss) on disposal of treasury stock 5 (91) Share-based compensation 9,899 7,119 Other (180,914) (180,915) Total ₩ (632,087) (635,022) (2) As at March 31, 2026 and December 31, 2025, details of treasury stock, are as follows: March 31, 2026 December 31, 2025 Number of shares (in shares) 10,925,239 10,926,622 Amount (in millions of Korean won) ₩ 461,077 461,135 Treasury stock held as at March 31, 2026, is expected to be used for stock compensation for the Company’s directors, employees, and for other purposes.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 35 19. Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities (1) The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss: (in millions of Korean won) 2026 2025 Revenue from contracts with customers ₩ 4,770,226 4,624,966 Revenue from other sources 64,405 57,041 Total ₩ 4,834,631 4,682,007 (2) Operating revenues for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Services provided ₩ 4,069,080 4,044,462 Sales of goods 765,551 637,545 Total ₩ 4,834,631 4,682,007 Revenue from services provided is recognized over time and revenue from sales of goods are recognized at a point in time. (3) The Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Contract assets1 ₩ 1,007,234 974,387 Contract liabilities1 234,277 236,748 Deferred revenue2 83,242 82,763 1 The Company recognized contract assets of ₩ 104,117 million and, contract liabilities of ₩ 18,470 million for long-term construction contracts as at March 31, 2026 (as at December 31, 2025: contract assets and liabilities of ₩ 85,712 million and ₩ 26,233 million, respectively). The Company recognizes contract asset as trade receivables and other receivables, and contract liabilities as other current liabilities. 2 Deferred revenue related to government grants is excluded. (4) The contract costs recognized as assets are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Incremental cost of obtaining a contract ₩ 2,059,151 2,024,433 Cost of contract performance 156,558 154,545 Total ₩ 2,215,709 2,178,978 As at March 31, 2026, the Company recognized ₩ 533,199 million (three-month period ended March 31, 2025: ₩ 461,532 million) of operating expenses related to contract cost assets.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 36 (5) For the three-month periods ended March 31, 2026 and 2025, revenue recognized from contract liabilities and deferred revenue carried-forward from prior year, is as follows: (in millions of Korean won) 2026 2025 Revenue recognized from the beginning balance of contract liabilities Allocation of the transaction price ₩ 47,524 52,379 Deferred revenue of joining/installment fees 12,736 11,210 Total ₩ 60,260 63,589 20. Operating Expenses (1) Operating expenses for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Employee benefit cost ₩ 497,026 460,190 Depreciation 593,767 614,857 Depreciation of right-of-use assets 83,123 81,974 Depreciation of intangible assets 119,802 113,653 Commissions 575,436 541,411 Interconnection charges 96,481 97,365 International interconnection fees 40,065 30,940 Purchase of inventories 878,332 626,716 Changes of inventories (79,152) 34,474 Sales promotion expense and sales commissions 687,269 625,476 Service cost 235,415 205,471 Purchase of contents 176,818 174,573 Utilities 93,477 95,197 Taxes and dues 50,536 50,064 Rent 28,437 29,957 Insurance premium 11,208 12,708 Installation fee 123,933 121,059 Advertising expenses 26,830 28,702 Research and development expenses 70,421 80,523 Allowance for bad debts 12,258 11,929 Others 199,221 244,654 Total ₩ 4,520,703 4,281,893 (2) Details of employee benefits for the three-month periods ended March 31, 2026 and 2025, are as follows:

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 37 (in millions of Korean won) 2026 2025 Short-term salaries and wages ₩ 456,927 424,641 Post-employment benefits (defined benefit plan) 24,523 22,483 Post-employment benefits (defined contribution plan) 9,122 9,503 Share-based payment 2,846 1,763 Others 3,608 1,800 Total ₩ 497,026 460,190 21. Other Income and Other Expenses (1) Other income for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Gain on disposal of property and equipment ₩ 17,023 9,782 Gain on disposal of right-of-use assets 205 416 Gain on disposal of intangible assets - 1,641 Compensation on impairment of property and equipment 47,702 17,566 Gain on disposal of investments in subsidiaries, associates and joint ventures - 2,225 Dividends received 68,238 28,083 Income from government subsidies 433 45 Others 3,046 4,836 Total ₩ 136,647 64,594 (2) Other expenses for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Loss on disposal of property and equipment ₩ 25,059 13,018 Loss on disposal of right-of-use assets 191 850 Impairment loss on intangible assets 696 1,298 Donations 6,700 2,660 Others 15,597 9,763 Total ₩ 48,243 27,589

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 38 22. Financial Income and Costs (1) Details of financial income for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Interest income ₩ 46,299 46,600 Gain on foreign currency transactions 3,562 2,525 Gain on foreign currency translation 5,315 6,859 Gain on valuation of derivatives 159,763 5,814 Dividends income 22,038 26,095 Gain on disposal of financial instruments 1,065 - Total ₩ 238,042 87,893 (2) Details of financial costs for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Interest expenses ₩ 52,511 60,524 Loss on foreign currency transactions 2,786 1,608 Loss on foreign currency translation 167,189 2,620 Loss on derivative transactions - 3,724 Loss on valuation of derivatives - 7,183 Loss on disposal of trade receivables 2,539 1,006 Loss on disposal of financial instruments 79 26 Total ₩ 225,104 76,691 23. Income Tax Expense Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2026, is 18.1%.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 39 24. Earnings per Share Basic earnings per share for the three-month periods ended March 31, 2026 and 2025, are calculated as follows: (1) Basic Earnings per Share Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock. 2026 2025 Profit attributable to ordinary shares (in millions of Korean won) ₩ 340,021 365,377 Weighted average number of ordinary shares outstanding (In number of shares) 241,095,985 245,753,391 Basic earnings per share (In Korean won) ₩ 1,410 1,487 (2) Diluted Earnings per Share Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation. Diluted earnings per share represents quarterly net income attributable to each ordinary share and dilutive potential ordinary share. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares. 2026 2025 Profit attributable to ordinary shares (in millions of Korean won) ₩ 340,021 365,377 Diluted profit attributable to ordinary shares (in millions of Korean won) ₩ 340,021 365,377 Number of dilutive potential ordinary shares outstanding (In number of shares) 121,294 101,557 Weighted average number of ordinary shares outstanding (In number of shares) 241,217,279 245,854,948 Diluted earnings per share (in Korean won) ₩ 1,410 1,486

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 40 25. Cash Generated from Operations (1) Cash flows from operating activities for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 1. Profit for the period ₩ 340,021 365,377 2. Adjustments for: Income tax expense 75,249 82,944 Interest income (46,299) (46,600) Interest expense 52,511 60,524 Dividend income (90,276) (54,178) Depreciation 602,134 626,410 Amortization of intangible assets 121,050 114,926 Depreciation of right-of-use assets 83,123 81,974 Post-employment benefits (defined benefits) 27,659 25,950 Impairment losses on trade receivables 15,679 14,578 Gain on disposal of investments in subsidiaries, associates and joint ventures - (2,225) Loss on disposal of property and equipment 8,036 3,236 Loss (gain) on disposal of intangible assets 696 (343) Loss (gain) on disposal of right-of-use assets (14) 434 Loss (gain) on foreign currency translation 161,874 (4,239) Loss (gain) on valuation and settlement of derivatives, net (159,763) 5,093 Loss (gain) on disposal of financial assets at fair value through profit or loss (1,038) 25 Others 14,009 3,162 3. Changes in operating assets and liabilities Increase in trade receivables (215,208) (210,816) Decrease (increase) in other receivables (1,801) 12,539 Increase in other current assets (59,669) (190,275) Decrease (increase) in other non-current assets (94,340) 56,970 Decrease (increase) in inventories (72,111) 59,281 Increase (decrease) in trade payables 302,192 (732) Decrease in other payables (236,643) (115,947) Increase in other current liabilities 38,549 25,788 Increase in other non-current liabilities 2,533 4,896 Increase (decrease) in provisions (16,392) 1,745 Decrease in deferred revenue (4,534) (5,959) Payment of post-employment benefits (defined benefits) (57,644) (200,079) Decrease in plan assets 48,356 184,984 4. Cash generated from operations (1+2+3) ₩ 837,939 899,443

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 41 (2) Significant transactions not affecting cash flows for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Reclassification of the current portion of borrowings ₩ 1,204,546 509,730 Reclassification of construction-in-progress to property and equipment 418,115 417,573 Change of other payables relating to acquisition of property and equipment (145,353) (316,729) Change of other payables relating to acquisition of intangible assets (272,955) (272,955) Reclassification of other payables from net defined benefit assets (8,150) (20,611) Increase in dividends payable 144,658 122,836

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

26. Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the three-month periods ended March 31, 2026 and 2025 are as follows:

(in millions of Korean won)		2026						
				Others				
		Beginning	Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	₩	7,068,705	(211,296)	-	164,939	-	2,350	7,024,698
Lease liabilities		685,732	(78,998)	85,742	-	-	(947)	691,529
Derivative liabilities		13,862	-	-	-	(10,216)	-	3,646
Derivative assets		(312,334)	-	-	-	(161,044)	-	(473,378)
Total	₩	7,455,965	(290,294)	85,742	164,939	(171,260)	1,403	7,246,495

(in millions of Korean won)		2025						
				Others				
		Beginning	Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	₩	7,871,919	(189,590)	-	(5,436)	-	3,756	7,680,649
Lease liabilities		759,743	(79,032)	88,900	-	-	(42,496)	727,115
Derivative assets		(442,144)	(3,724)	-	-	(18,774)	3,724	(460,918)
Total	₩	8,189,518	(272,346)	88,900	(5,436)	(18,774)	(35,016)	7,946,846

42

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 43 27. Related Party Transactions (1) The list of related parties of the Company as at March 31, 2026, is as follows: Relationship Name of Entity Subsidiaries 78 entities including KT Estate Inc., KT Skylife Co., Ltd., BC Card Co., Ltd. Associates and joint ventures 49 entities including K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts Others1 Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company and others. 1 Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109 (2) The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd., and in KT Service Nambu Co., Ltd. For three-month period ended March 31, 2026 is ₩ 173,651 million. (3) The Company has entered into an additional agreement in relation to providing wholesale communication services with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(4) Outstanding balances of receivables and payables in relation to transaction with related parties as at March 31, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)		March 31, 2026					
		Receivables			Payables		
		Trade receivables	Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries							
KT Telecop Co., Ltd.	₩	1,056	-	102	607	30,638	-
KTCS Corporation		409	-	9,047	-	55,389	1
KTIS Corporation		9,720	-	-	-	52,483	-
KT Service Bukbu Co., Ltd.		23	-	-	-	19,018	-
KT Service Nambu Co., Ltd.		-	-	-	-	39,279	-
KT Skylife Co., Ltd.		37,779	-	5,423	10,170	3,863	-
KTDS Co., Ltd.		202	-	12,886	-	102,505	-
KT Estate Inc.		-	-	63,764	-	6,721	26,354
KT ENA Co., Ltd.		29	-	-	-	1,999	-
BC Card Co., Ltd. [1]		4,367	-	27	-	10,317	5
KT Sat Co., Ltd.		1,356	-	-	-	1,099	-
KT Alpha Co., Ltd.		5,653	-	11,789	-	10,150	-
KT Commerce Inc.		3	-	157	803	15,507	17,023
KT M&S Co., Ltd.		167	-	154	-	83,709	-
KT GENIE Music Corporation.		4,964	-	3,834	-	14,984	-
KT M Mobile Co., Ltd.		55,523	-	10,553	-	5,537	-
kt Nasmedia Inc.		1,126	-	3,668	-	27	-
KT MOS Bukbu Co., Ltd.		62	-	221	-	11,312	-
KT MOS Nambu Co., Ltd.		-	-	15	-	11,564	-
KT Engineering Co., Ltd		949	-	218	205	15,340	-
KT Studio Genie Co., Ltd.		56	-	9,232	-	16,599	-
kt Cloud Co., Ltd.		14,257	-	40	-	43,891	247
East Telecom LLC		5,258	16,387	-	-	-	-
kt netcore Co., Ltd		4,713	-	5	-	85,149	-
kt p&m Co., Ltd		39	-	22	-	18,570	-
Others		7,924	-	7,763	2,994	14,908	8,850
Associates and joint ventures							
K Bank Inc.		620	-	4,892	-	24	-
Others		1,170	-	7	-	1,867	441
Total	₩	157,425	16,387	143,819	14,779	672,449	52,921

44

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won)		December 31, 2025					
		Receivables			Payables		
		Trade receivables	Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries							
KT Telecop Co., Ltd.	₩	332	-	499	-	32,573	-
KTCS Corporation		275	-	8,840	-	47,296	1
KTIS Corporation		10,647	-	-	-	46,046	-
KT Service Bukbu Co., Ltd.		21	-	-	-	26,519	-
KT Service Nambu Co., Ltd.		-	-	1	-	40,159	-
KT Skylife Co., Ltd.		27,719	-	7,426	-	15,144	-
KTDS Co., Ltd.		1,337	-	1,976	-	149,144	-
KT Estate Inc.		1	-	42,565	-	28,329	10,283
KT ENA Co., Ltd.		613	-	-	-	3,020	-
BC Card Co., Ltd. [1]		4,768	-	6	-	12,509	5
KT Sat Co., Ltd.		1,190	-	-	-	1,149	-
KT Alpha Co., Ltd.		5,827	-	1,312	-	8,568	-
KT Commerce Inc.		5	-	121	11,222	21,108	14,907
KT M&S Co., Ltd.		284	-	55	-	49,363	-
KT GENIE Music Corporation.		-	-	12,628	-	22,315	-
KT M Mobile Co., Ltd.		57,590	-	58	-	1,283	-
kt Nasmedia Inc.		1,727	-	139	-	165	-
KT MOS Bukbu Co., Ltd.		62	-	657	-	20,526	-
KT MOS Nambu Co., Ltd.		-	-	60	-	16,301	-
KT Engineering Co., Ltd		2,360	-	1	182	74,466	-
KT Studio Genie Co., Ltd.		34	-	15,926	-	17,311	-
kt cloud Co., Ltd.		13,760	-	16,283	-	92,623	352
East Telecom LLC		5,178	16,010	-	-	-	-
kt netcore Co. Ltd		4,911	-	4	-	107,930	-
kt p&m Co. Ltd		-	-	-	-	17,803	-
Others		7,344	-	5,400	2,266	14,552	8,804
Associates and joint ventures							
K Bank Inc.		695	-	3,348	-	-	-
Others		750	-	7	-	224	553
Total	₩	147,430	16,010	117,312	13,670	866,426	34,905

[1] As at March 31, 2026, the unsettled amount of ₩ 10,316 million (December 31, 2025: ₩ 12,496 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.

45

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(5) Significant transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)		2026							
		Sales		Purchases					
		Operating revenue	Other income	Operating expenses	Others [1]	Acquisition of right-of-use assets	Finance income	Finance costs	Dividends received
Subsidiaries									
KT Telecop Co., Ltd.	₩	2,729	9	36,161	-	-	1	-	-
KTCS Corporation [1]		32,228	10	89,519	155	-	-	-	318
KTIS Corporation		25,708	2	92,687	-	-	-	-	1,427
KT Service Bukbu Co., Ltd. [1]		3,041	-	55,328	555	-	-	-	-
KT Service Nambu Co., Ltd. [1]		5,291	1	91,270	1,040	-	-	-	-
KT Skylife Co., Ltd. [1]		41,839	6	4,610	21	-	-	-	8,368
KTDS Co., Ltd. [1]		3,646	4	117,048	6,851	-	14	-	8,256
KT Estate Inc. [1]		13,637	3	21,532	455	23,129	-	242	21,790
KT ENA Co., Ltd.		1,418	-	2,264	-	-	-	-	-
BC Card Co., Ltd.		3,636	6	5,407	-	-	-	-	-
KT Sat Co., Ltd.		1,310	-	2,645	-	-	-	-	-
KT Alpha Co., Ltd.		15,541	5	9,518	-	-	1	-	9,675
KT Commerce Inc. [1]		286	1	12,548	16,675	3,217	-	307	-
KT M&S Co., Ltd.		119,687	-	84,782	-	-	-	-	-
KT GENIE Music Corporation.		118	-	13,894	-	-	-	-	-
KT M Mobile Co., Ltd.		72,689	18	1,789	-	-	-	-	10,400
KT Nasmedia Co., Ltd.		98	-	252	-	-	-	-	3,487
KT MOS Nambu Co., Ltd. [1]		652	7	24,495	753	-	-	-	-
KT MOS Bukbu Co., Ltd. [1]		976	8	23,929	1,289	-	-	-	-
KT Engineering Co., Ltd. [1]		853	2	4,872	9,573	-	-	-	-
KT HS Corporation		11	-	2,001	-	-	-	-	-
KT Studio Genie Co., Ltd. [1]		130	-	2,090	15,684	-	-	-	-
kt Cloud Co., Ltd.		20,338	5	60,196	-	-	7	3	-
kt netcore Co., Ltd. [1]		3,840	6	51,128	65,481	-	-	21	-
kt p&m Co., Ltd. [1]		876	-	16,409	1,451	-	-	4	-
Others		8,171	694	35,212	202	675	2	25	4,517
Associates and joint ventures									
K Bank Inc.		1,840	51	45	-	-	4	-	-
Others		1,070	61	929	-	-	1	5	-
Others									
Others		1	-	-	-	-	-	-	-
Total	₩	381,660	899	862,560	120,185	27,021	30	607	68,238

[1] The amount of acquisition of properties, equipment and others is included.

46

KT Corporation

Notes to the Condensed Separate Interim Financial Statements

As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won)	2025							
	Sales		Purchases					
	Operating revenue	Other income	Operating expenses	Others [1]	Acquisition of right-of-use assets	Finance income	Finance costs	Dividends received
Subsidiaries								
KT Telecop Co., Ltd. [1]	₩ 2,197	-	36,851	700	-	-	-	-
KTCS Corporation [1]	30,354	-	85,167	18	-	-	-	318
KTIS Corporation	21,483	-	85,358	-	-	-	-	1,224
KT Service Bukbu Co., Ltd. [1]	3,431	-	53,074	480	-	-	-	-
KT Service Nambu Co., Ltd. [1]	4,934	4	78,560	1,371	-	-	-	-
KT Skylife Co., Ltd. [1]	34,209	-	4,105	15	-	-	-	8,368
KTDS Co., Ltd. [1]	3,316	-	101,325	5,654	-	-	-	6,096
KT Estate Inc. [1]	11,281	-	19,041	5	24,658	-	193	6,876
KT ENA Co., Ltd. [1]	2,766	-	2,684	1,400	-	-	-	-
BC Card Co., Ltd.	2,252	20	6,897	-	-	-	-	-
KT Sat Co., Ltd.	1,723	-	2,562	-	-	-	-	-
KT Alpha Co., Ltd.	16,047	-	9,090	-	-	1	-	-
KT Commerce Inc. [1]	306	-	20,238	10,494	2,017	-	130	-
KT M&S Co., Ltd.	53,661	6	68,051	-	-	-	-	-
KT GENIE Music Corporation.	113	-	12,385	-	-	-	-	-
KT M Mobile Co., Ltd.	68,268	26	1,077	-	-	-	-	-
kt Nasmedia Inc.	55	-	265	-	-	-	-	3,487
KT MOS Nambu Co., Ltd. [1]	647	-	23,007	918	-	-	-	-
KT MOS Bukbu Co., Ltd. [1]	921	-	22,609	584	-	-	-	-
KT Engineering Co., Ltd. [1]	177	-	7,999	15,545	-	-	-	-
KT HS Corporation	5	-	3,476	-	-	-	-	-
KT Studio Genie Co., Ltd. [1]	542	-	2,507	16,961	-	-	-	-
kt Cloud Co., Ltd.	19,221	-	54,559	-	-	-	3	-
kt netcore Co., Ltd. [2]	829	-	50,207	42,448	-	-	-	-
kt p&m Co., Ltd. [2]	224	-	10,807	4,501	-	-	-	-
Others [3]	20,176	13	28,331	811	10	2	-	1,699
Associates and joint ventures								
K Bank Inc.	2,471	-	2	-	-	-	-	-
Others [4]	619	-	9,379	-	-	1	12	-
Others								
Others	1	-	-	-	-	-	-	-
Total	₩ 302,229	69	799,613	101,905	26,685	4	338	28,068

[1] Amounts include acquisition of property and equipment and others.

[2] kt netcore Co., Ltd. and kt p&m Co., Ltd. were established in the fourth quarter of 2024.

[3] Transactions with KT Linkus Co., Ltd. and Initech Co., Ltd. before they were excluded from subsidiaries are included.

[4] Transactions with Trustay Co., Ltd. before it was excluded from associates and joint ventures are included.

47

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 48 (6) Key management compensation for the three-month periods ended March 31, 2026 and 2025, consists of: (in millions of Korean won) 2026 2025 Short-term benefits ₩ 446 435 Post-employment benefits 70 70 Stock-based compensation 226 183 Total ₩ 742 688 (7) Fund transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 Loan transactions Borrowing transactions1 Loans Collections Borrowings Repayments Equity contributions in cash and others Subsidiaries KT Estate Inc. - - - 6,045 - Others - - 3,217 1,672 - Associates and joint ventures IBK-KT Young Entrepreneurs MARS Investment Fund - - - - 5,000 Solaire IPTV Content Fund - - - - 4,000 Others - - - 77 (3,622) Total ₩ - - 3,217 7,794 5,378 1 Borrowing transactions include lease transactions.

KT Corporation
Notes to the Condensed Separate Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won)		2025				
		Loan transactions		Borrowing transactions[1]		
		Loans	Collections	Borrowings	Repayments	Equity contributions in cash and others
Subsidiaries						
KT M&S Co., Ltd.	₩	14,700	16,013	-	-	-
KT Estate Inc.		-	-	58	6,376	-
Others		-	-	2,026	1,272	(1,156)
Associates and joint ventures						
IBK-KT Young Entrepreneurs MARS Investment Fund		-	-	-	-	5,000
Others		-	-	-	114	525
Total	₩	14,700	16,013	2,084	7,762	4,369

[1] Borrowing transactions include lease transactions.

(8) As at March 31, 2026, the Company has entered into a credit card agreement with a limit of ₩ 22,819 million (December 31, 2025: ₩ 20,824 million) with BC Card Co., Ltd.

(9) The Company has an obligation to invest in KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts, a related party, and other entities according to the agreement. As at March 31, 2026, the Company is planning to make an additional investment of ₩ 41,890 million.

49

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 50 28. Fair Value During the period ended March 31, 2026, there have been no significant changes in the business or economic environment that affect the fair value of the Company's financial assets and liabilities. (1) Fair Value by Financial Instruments Category Carrying amount and fair value of financial instruments by category as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Carrying amount Fair value Carrying amount Fair value Financial assets Cash and cash equivalents ₩ 1,268,879 1 1,585,921 1 Trade and other receivables Financial assets measured at amortized cost 3,331,694 1 3,171,002 1 Financial assets at fair value through other comprehensive income 241,952 241,952 107,644 107,644 Other financial assets Financial assets measured at amortized cost 155,507 1 110,465 1 Financial assets at fair value through profit or loss 346,462 346,462 344,938 344,938 Financial assets at fair value through other comprehensive income 2,570,066 2,570,066 2,139,753 2,139,753 Derivative financial assets for hedging purpose 473,378 473,378 312,333 312,333 Total ₩ 8,387,938 7,772,056 Financial liabilities Trade and other payables ₩ 4,156,009 1 4,328,561 1 Borrowings 7,024,698 6,894,502 7,068,705 6,018,495 Other financial liabilities Financial liabilities at fair value through profit or loss 10,359 10,359 10,359 10,359 Derivative financial liabilities for hedging purpose 3,646 3,646 13,862 13,862 Total ₩ 11,194,712 11,421,487 1 The Company did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 51 (2) Fair Value Hierarchy Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:  Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.  Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.  Level 3: The unobservable inputs for the asset or liability. Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 Level 1 Level 2 Level 3 Total Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ - 241,952 - 241,952 Other financial assets Financial assets at fair value through profit or loss - - 346,462 346,462 Financial assets at fair value through other comprehensive income 2,473,826 - 96,240 2,570,066 Derivative financial assets for hedging - 473,378 - 473,378 Total ₩ 2,473,826 715,330 442,702 3,631,858 Liabilities Borrowings ₩ - 6,894,502 - 6,894,502 Other financial liabilities Financial liabilities at fair value through profit or loss - - 10,359 10,359 Derivative financial liabilities for hedging purpose - 3,646 - 3,646 Total ₩ - 6,898,148 10,359 6,908,507

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 52 (in millions of Korean won) December 31, 2025 Level 1 Level 2 Level 3 Total Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ - 107,644 - 107,644 Other financial assets Financial assets at fair value through profit or loss - - 344,938 344,938 Financial assets at fair value through other comprehensive income 2,043,513 - 96,240 2,139,753 Derivative financial assets for hedging - 312,333 - 312,333 Total ₩ 2,043,513 419,977 441,178 2,904,668 Liabilities Borrowings ₩ - 6,018,495 - 6,018,495 Other financial liabilities Financial liabilities at fair value through profit or loss - - 10,359 10,359 Derivative financial liabilities for hedging - 13,862 - 13,862 Total ₩ - 6,032,357 10,359 6,042,716

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 53 (3) Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements 1) Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements. There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements. 2) Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements. Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the three-month periods ended March 31, 2026 and 2025 are as follows: (in millions of Korean won) 2026 Financial assets Financial liabilities Financial assets at FVTPL Financial assets at FVOCI Financial liabilities at FVTPL Beginning balance ₩ 344,938 96,240 10,359 Acquisition 2,315 - - Disposal (791) - - Ending balance ₩ 346,462 96,240 10,359 (in millions of Korean won) 2025 Financial assets Financial liabilities Financial assets at FVTPL Financial assets at FVOCI Financial liabilities at FVTPL Beginning balance ₩ 456,224 141,015 28 Acquisition 291 - - Transfer - 145 - Disposal (3,009) (145) - Ending balance ₩ 453,506 141,015 28

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 54 (4) Valuation Techniques Valuation techniques and inputs used in the recurring and fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 Fair value Level Valuation techniques Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ 241,952 2 DCF Model Other financial assets Financial assets at fair value through profit or loss 346,462 3 DCF Model, Adjusted Net Asset Model, Backsolve Model, Binomial Option Pricing Model, T-F Model Financial assets at fair value through other comprehensive income 96,240 3 DCF Model, Backsolve Model, T-F Model Derivative financial assets for hedging 473,378 2 DCF Model Liabilities Borrowings ₩ 6,894,502 2 DCF Model Other financial liabilities Financial liabilities at fair value through profit or loss 10,359 3 Binomial Option Pricing Model Derivative financial liabilities for hedging 3,646 2 DCF Model

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 55 (in millions of Korean won) December 31, 2025 Fair value Level Valuation techniques Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ 107,644 2 DCF Model Other financial assets Financial assets at fair value through profit or loss 344,938 3 DCF Model, Adjusted Net Asset Model, Backsolve Model, Binomial Option Pricing Model, T-F Model Financial assets at fair value through other comprehensive income 96,240 3 DCF Model, Backsolve Model, T-F Model Derivative financial assets for hedging 312,333 2 DCF Model Liabilities Borrowings ₩ 6,018,495 2 DCF Model Other financial liabilities Financial liabilities at fair value through profit or loss 10,359 3 Binomial Option Pricing Model Derivative financial liabilities for hedging 13,862 2 DCF Model (5) Valuation Processes for Fair Value Measurements Categorized Within Level 3 The Company engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

KT Corporation Notes to the Condensed Separate Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 56 29. Events After the Reporting Period The Company decided on a quarterly dividend at the Board of Directors dated May 12, 2026, and the details are as follows: Type Details Dividend per share ₩ 600 (Total dividend: ₩ 143,863 million) Dividend yield 1.01% Dividend report date May 27, 2026 Dividend pay date June 11, 2026